UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

30A Jingyuan Art Center, 3 Guangqu Road,

Chaoyang District, Beijing, People’s Republic of China

(010) 87529554

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 2, 2021, TIAN RUIXIANG Holdings Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Company agreed to sell up to 4,800,000 units (the “Units”) comprised of one Class A ordinary share, US$0.001 par value per share (each a “Share” and collectively, the “Shares”), of the Company (the “Class A Ordinary Shares”) and one warrant to purchase one Class A Ordinary Share (each a “Warrant” and collectively, the “Warrants”, and the Class A Ordinary Shares underlying the Warrants, the “Warrant Shares”, and collectively with the Units, the Shares and the Warrants, the “Securities”), directly to the investors through the Placement Agent. The purchase price for each Unit is $7.50, and the exercise price for each Class A Ordinary Share issuable upon exercise of a Warrant is $8.00. The Shares and Warrants comprising the Units will be issued separately. The Company expects to receive up to $36 million in gross proceeds from this offering, assuming the sale of all the Units and no exercise of the Warrants, before deducting the Placement Agent’s fees and non-allocable expense allowance and other related offering expenses.

Pursuant to the Placement Agency Agreement, the offering period commenced on the effective date of the Registration Statement (as defined below) and continues until the earlier of (i) the completion of the sale of all Securities in the offering and (ii) the date that is 45 calendar days following such effective date, unless such 45-day period is extended by the mutual written agreement of the Company and the Placement Agent for an additional period of up to 15 calendar days from such date (the “Offering Period”).

Also on June 2, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the institutional investors named therein (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell and the Purchasers agreed to purchase, an aggregate of 2,000,000 Units at an initial closing. On June 7, 2021, the Company sold to the Purchasers 2,000,000 Units, and issued 2,000,000 Shares and 2,000,000 Warrants comprising such Units to the Purchasers in connection with such sale, for aggregate gross proceeds, before deducting the Placement Agent’s fees and non-allocable expense allowance and other related offering expenses, of $15.0 million. Pursuant to the Purchase Agreement, during the Offering Period, each Purchaser has the right to purchase in or more additional closings up to such number of additional Units equal 140% of the number of Units purchased by such Purchaser at the initial closing, or up to an aggregate of 2,800,000 additional Units, on the same terms as the Units purchased at the initial closing.

The Company issued press releases on June 3, 2021 in connection with the pricing of the offering, and on June 7, 2021 in connection with the initial closing of the offering. Copies of both press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively.

The Securities were offered under the Company’s registration statement on Form F-1 (File No. 333-256574), initially filed with the Securities and Exchange Commission on May 27, 2021 and declared effective on June 2, 2021 and the Company’s registration statement on Form F-1 MEF (File No. 333-256734) filed with the Securities and Exchange Commission on June 3, 2021 (together, the “Registration Statement”). A final prospectus was filed with the Securities and Exchange Commission on June 4, 2021.

The foregoing description of the Placement Agency Agreement and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Placement Agency Agreement and the Purchase Agreement, copies of such agreements are attached hereto as Exhibit 1.1 and Exhibit 10.3 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: June 8, 2021	By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer

Exhibits

Exhibit No.	Description

1.1	Placement Agency Agreement by and between the Company and Univest Securities, LLC, dated June 2, 2021
4.2	Form of Class A ordinary share Purchase Warrant
10.3	Form of Securities Purchase Agreement
99.1	Press Release issued June 3, 2021
99.2	Press Release issued June 7, 2021